BYRON GLOBAL CORP.

3903 – 2045 Lakeshore Blvd. West,

Toronto ON, M8V 2Z6 Canada

Tel: 416 594 0528 Fax: 416 594 6811

Email: byronres@sympatico.ca

July 14, 2005

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Att: Kristin Shifflett

Tel: 202 551 3381

Via Fax: 202 772 9202

1 Page

RE:  BYRON GLOBAL CORP.

File No. 000 – 30194

 Comment Letter dated July 12, 2005

Dear Ms. Shifflett;

Pursuant to page 4 of the above captioned letter, please be advised we acknowledge that:

1.

The company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Yours truly,

Ross McGroarty

Chairman / Secretary

BYRON GLOBAL CORP.

3903 – 2045 Lakeshore Blvd. West,

Toronto ON, M8V 2Z6 Canada

Tel: 416 594 0528 Fax: 416 594 6811

Email: byronres@sympatico.ca

July 27, 2005

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Att: Kristin Shifflett

Tel: 202 551 3381

Via Fax: 202 772 9202

1 Page

RE:  BYRON GLOBAL CORP.

File No. 000 – 30194

 Comment Letter dated July 12, 2005

Dear Ms. Shifflett;

 Following your comment letter of July 12, 2005, please find an amended Form 20 F for the fiscal year ended December 31, 2004 which will be filed tomorrow with EDGAR. The amendments are highlighted in italics, red and underscored.

The marked copies include revisions to the following:

1.

Item 8. Selected Financial Data;

2.

Item 19. Financial Statements and Exhibits; Report of Independent Registered Public Accounting Firm;

3.

Balance Sheet;

4.

Statement of Operations note #14– re write of  for $984,760;

5.

Note 2 to the Financials - Significant Accounting Policies re marketable securities

6.

Other – stockholders’ deficit -  total amount for comprehensive income for 3 fiscal year periods;

Also, pursuant to page 4 of the above captioned letter, please find a letter stating that the company is responsible for the adequacy and accuracy of the disclosure in its filings; this letter may be found at the end of the Form 20F.

Yours truly,

Ross McGroarty

Chairman